May 30, 2025

Ziyang Long
Chief Executive Officer
Republic Power Group Limited
#04-09 Techplace II
5008 Ang Mo Kio Ave 5
Singapore 569874

       Re: Republic Power Group Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 9, 2025
           CIK No. 0001912884
Dear Ziyang Long:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted May 9, 2025
Risk Factors
If we fail to implement and maintain and effective system of internal controls..., page 22

1. We note your discussion of various measures you intend to undertake to improve your internal controls over financial reporting. Please revise to describe what plans, if any, have been implemented and clarify what remains to be completed in your remediation efforts. Also, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.
 May 30, 2025
Page 2
Results of Operations
Six Months Ended December 31, 2024 Compared to Six Months Ended December 31,
2023
Gross Profit, page 38

2. We note your disclosure that the decline in gross margin was, in part, due to a strategic shift in your business model. Your disclosure currently does not reflect that you engaged in a strategic shift in your business. Please revise to describe your strategy in shifting your business model, including steps taken and planned, and the anticipated timeline for the shift.
Liquidity and Capital Resources, page 46

3. Please revise to provide further disclosure regarding the commitment by True Sage
       International Limited to support you financially. Disclose the material terms of any agreement between you and True Sage.
Quantitative and Qualitative Disclosure about Market Risk, page 54

4. Please revise to disclose the material terms of your agreements with your major vendors and tell us what consideration you gave to filing these agreements as exhibits.
       Refer to Item 610(b)(10) of Regulation S-K.
Management
Executive Compensation, page 70

5. Your disclosure that the aggregate cash compensation for executive officers for the year ended June 30, 2024 was nil does not appear to be consistent with your disclosure that Mr. Ziyang Long receives a monthly salary of SGD 1,400. Please revise or advise.
Selling Shareholders, page 74

6. Please revise to disclose the address of each person or entity offering to sell shares and the nature of any position, office, or other material relationship that the selling shareholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 9.D of Form 20-F.
General

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. May 30, 2025
Page 3

       Please contact Megan Masterson at 202-551-3407 or Chris Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Joan Wu